UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang
Jiashan, Zhejiang 314117
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-189650), initially filed with the Securities and Exchange Commission on June 28, 2013 and as amended on August 7, 2013 and September 6, 2013, and declared effective on September 9, 2013.

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First Quarter 2015 Results

ReneSola Ltd (“ReneSola” or the “Company”) reported its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial and Operating Highlights

•	Total solar module shipments were 496.4 megawatts (“MW”), representing an increase of 1.6% from Q4 2014. Total solar wafer and module shipments in Q1 2015 were 691.5 MW, compared to 744.3 MW in Q4 2014, and 710.1MW in Q1 2014.

•	Net revenues were US$349.0 million, representing a decrease of 9.8% from US$387.0 million in Q4 2014, and a decrease of 15.9% from US$415.0 million in Q1 2014.

•	Gross profit was US$36.7 million with a gross margin of 10.5%, compared to gross profit of US$51.2 million with a gross margin of 13.2% in Q4 2014, and gross profit of US$44.0 million with a gross margin of 10.6% in Q1 2014.

•	Operating loss was US$9.5 million with an operating margin of negative 2.7%, compared to an operating loss of US$2.2 million with an operating margin of negative 0.6% in Q4 2014, and an operating loss of US$8.7 million with an operating margin of negative 2.1% in Q1 2014.

•	Net loss attributable to holders of ordinary shares was US$18.0 million, representing basic and diluted loss per share of US$0.09 and basic and diluted loss per American depositary share (“ADS”) of US$0.18.

•	Cash and cash equivalents plus restricted cash totaled $228.1 million as of the end of Q1 2015, compared to US$221.7 million as of the end of Q4 2014, and US$214.9 million as of the end of Q1 2014.

•	Net cash outflow from operating activities was US$9.0 million compared to net cash inflow from operating activities of US$41.9 million in Q4 2014, and net cash outflow from operating activities of US$112.3 million in Q1 2014.

•	Quarterly revenue and gross margin were lower than guidance mainly due to continued headwind from foreign exchange fluctuations, a decrease in module ASPs, and a delay in revenue recognition of a UK project.

First Quarter 2015 Results

Solar Wafer and Module Shipments

	1Q15	4Q14	1Q14	Q-o-Q%	Y-o-Y%
Module Shipments (MW)	496.4	488.4	521.1	1.6%	-4.7%
Wafer Shipments (MW)	195.1	255.9	189.0	-23.8%	3.2%
Total Solar Wafer and Module Shipments (MW)	691.5	744.3	710.1	-7.1%	-2.6%

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The quarter-over-quarter increase in module shipments was mainly due to strong demand in Europe, particularly in the United Kingdom. The quarter-over-quarter decrease in wafer shipments reflects the Company’s strategy of shifting away from the lower-margin wafer business and towards the higher-margin module business as well as downstream business.

Net Revenues and Gross Profit

	1Q15	4Q14	1Q14	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$349.0	$387.0	$415.0	-9.8%	-15.9%
Gross Profit (US$mln)	$36.7	$51.2	$44.0	-28.3%	-16.6%
Gross Margin	10.5%	13.2%	10.6%	-	-

Net revenues decreased quarter over quarter due to lower average selling price (ASP) of modules, as well as a decrease in wafer shipments. The quarter-over-quarter decrease in the Company’s gross margin was a result of a lower average selling price (ASP) of modules, which was partially affected by appreciation of the US dollar, especially against the euro.

Operating Income (Loss)

	1Q15	4Q14	1Q14	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$46.2	$53.4	$52.8	-13.5%	-12.5%
Operating Income (Loss) (US$mln)	($9.5)	($2.2)	($8.7)	-	-
Operating Margin	-2.7%	-0.6%	-2.1%	-	-

The quarter-over-quarter decrease in operating expenses was primarily due to lower SG&A expenses as well as one-time administrative gain.

Foreign Exchange Gain (Loss)

In Q1 2015, the Company had a foreign exchange loss of US$16.1 million and recognized a US$4.5 million gain on derivatives. The foreign exchange loss was primarily due to the depreciation of the euro, pound and yen against the U.S. dollar.

Other Gains (Loss)

During the first quarter of 2015, the Company recognized a gain of $11.6 million from the repurchase of convertible notes.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	1Q15	4Q14	1Q14
Net Income (Loss) (US$mln)	($18.0)	($8.1)	($14.6)
Diluted Earnings (Loss) per Share	($0.09)	($0.04)	($0.07)
Diluted Earnings (Loss) per ADS	($0.18)	($0.08)	($0.14)

Liquidity and Capital Resources

Net cash outflow from operating activities was US$9.0 million in Q1 2015, compared to net cash inflow of US$41.9 million in Q4 2014.

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Net cash and cash equivalents plus restricted cash totaled US$228.1 million as of March 31, 2015, compared to US$221.7 million as of December 31, 2014.

Total bank borrowing was US$723.0 million as of March 31, 2015, compared to US$698.1 million as of December 31, 2014. Short-term borrowings were US$681.7 million at March 31, 2015, compared to US$654.7 million at December 31, 2014.

The Company has US$62.9 million of convertible notes due on March 15, 2018 with a put option on March 15, 2016. In Q1 2015, the Company repurchased $31.7 million notional amount of its convertible notes. The Company might continue to repurchase its convertible bonds from time to time, subject to market conditions and other strategic considerations.

Polysilicon Update

The Company’s total output of polysilicon Q1 2015 was 1,522 metric tons, a slight decrease from the previous quarter due to annual maintenance which is regularly scheduled in Q1. The Company’s polysilicon factory is currently running at full capacity and generating positive cash flow.

Project Business Update

ReneSola currently has a total of approximately 96.1 MW in existing projects, including four utility-scale projects totaling 71 MW in the United Kingdom and four utility-scale projects totaling 25.1 MW in Eastern Europe.

In Q1 2015, the Company successfully completed and connected three utility-scale projects totaling 57.5 MW in the United Kingdom, all of which are eligible for the R.O.C 1.4 scheme. In addition, the Company has signed an agreement to sell a 13.5 MW utility-scale project in the United Kingdom, which was connected to the grid by end of 2014. All together the Company expects to complete the sale for all 71 MW UK projects in coming quarters.

The Company is actively exploring project opportunities in several developed markets and expects to provide a detailed pipeline later this year.

Business Highlights

Geographic Breakdown of Module Shipments

	2015 Q1	2014 Q4	2014 Q1
U.S.	3.3%	13.9%	13.6%
Europe	44.4%	30.5%	39.2%
Japan	30.4%	26.8%	22.5%
China	4.8%	7.7%	11.4%
Other	17.1%	21.1%	13.3%

The sequential increase of shipments to the European market was a result of a significant increase in shipments to the United Kingdom. The sequential decrease in shipments to the U.S. and China was mainly due to the Company’s strategic shift towards higher margin markets during the quarter.

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Research and Development

During Q1 2015, ReneSola continued to invest in the development of new technologies and to increase the efficiency of its current range of solar and other clean energy products.

Wafers and Modules

The Company’s innovative A+++ wafer is now at 100% mass production. While maintaining the same average efficiency of 17.8%, the wafer’s processing cost was reduced by 4%. Following the successful launch of its A+++ wafer, the Company will focus on the development of its A4+ wafer which has concentrated efficiency distribution and 0.1% higher cell average efficiency than the new A+++ wafer.

The Company’s double-glass module with 1500V maximum system voltage has been certificated as 1500V maximum system voltage and Class-A fire rating by TUV. The Four Bus-Bar Cell module product is also certified by TUV, with around 5W output improvement compared to Three Bus-Bar products. Both module products have entered mass production in late May.

Inverter

ReneSola’s innovative 5KW hybrid inverter has now received applicable certification and the Company has started promotions in Australia.

The Company’s TLE-series inverter has received related certifications in the United Kingdom and Ireland and scale shipments have begun in these markets.

Both software and hardware have been upgraded for the Company’s first generation micro-inverters, which have achieved elevated stability following half-year testing.

LED

In the North American market, ReneSola launched its T8 LED replacement series products, which commercial lighting clients can use to replace traditional fluorescent tubes. The T8 LED series can work with magnetic and electronic ballast and access the electricity power supply directly, which eliminates the need for clients to change wires in old fixtures. The T8 LED series is compatible with most traditional electronic ballast systems in the North American market. The T8 LED series comes with a 5-year warranty and with features including convenient installation, quick start-up, good heat dissipation, high efficiency, and low power consumption with more stable performance.

Recent Business Developments

•	In February 2015, the Company announced the expansion of its new LED lighting solutions division in the U.S. The Company’s sales and logistics network was expanded to 12 states with further expansion planned in 2015. LED sales and technical specialists work closely with the Company’s large customer base, including electrical distribution clients, to supply high-quality LED products and services across the country. Since 2014, ReneSola’s LED products have been procured for a wide range of lighting projects, including in seaports, hotels, automobile dealerships, and universities.

•	In February 2015, the Company announced that its PV testing laboratory in Jiangsu, China has achieved Witness Testing Data Program certification from Underwriters Laboratories (UL), a globally renowned and independent safety science company.

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Safe Harbor Statement

Certain statement in this Current Report on Form 6-K may contain statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

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RENESOLA LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Mar 31,	Dec 31,	Mar 31,
	2015	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	47,857	99,848	52,660
Restricted cash	180,291	121,862	162,283
Accounts receivable, net of allowances for doubtful accounts	133,462	125,743	206,771
Inventories	268,546	357,361	375,655
Advances to suppliers-current	50,629	27,494	8,699
Amounts due from related parties	12	452	205
Value added tax recoverable	29,261	30,514	29,359
Prepaid income tax	1,108	1,247	2,307
Prepaid expenses and other current assets	48,457	44,252	61,918
Project assets	65,791	37,040	33,158
Deferred convertible notes issue costs-current	414	661	784
Derivative assets	1,839	1,688	63
Deferred tax assets-current, net	3,568	11,368	1,557
Total current assets	831,235	859,531	935,419

Property, plant and equipment, net	728,670	750,298	827,460
Prepaid land use right	40,381	39,574	41,312
Deferred tax assets-non-current, net	17,428	8,462	19,740
Deferred convertible notes issue costs-non-current	-	138	745
Advances for purchases of property, plant and equipment	954	1,756	2,430
Advances to suppliers-non-current	-	-	5,627
Other long-lived assets	8,360	9,249	2,316
Total assets	1,627,028	1,669,008	1,835,049

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Convertible notes payable, current portion	62,850	-	-
Short-term borrowings	681,707	654,675	653,295
Accounts payable	478,559	461,499	536,067
Advances from customers-current	53,109	84,412	65,929
Amounts due to related parties	2,889	7,570	4,558
Other current liabilities	118,794	126,623	142,642
Income tax payable	124	123	2,345
Derivative liabilities	22	-	1,026
Warrant liability	1,733	1,890	8,295
Total current liabilities	1,399,787	1,336,792	1,414,157

Convertible notes payable-non-current	-	94,599	111,616
Long-term borrowings	41,342	43,452	70,561
Advances from customers-non-current	1,191	936	7,105
Warranty	34,298	31,778	23,546
Deferred subsidies and other	24,988	25,347	54,375
Other long-term liabilities	1,128	946	933
Total liabilities	1,502,734	1,533,851	1,682,293

Shareholders' equity
Common shares	478,391	476,766	475,816
Additional paid-in capital	6,882	7,512	6,549
Accumulated losses	(448,230)	(430,202)	(411,159)
Accumulated other comprehensive income	87,251	81,080	81,550
Total equity attribute to ReneSola Ltd	124,294	135,156	152,756
Noncontrolling interest	-	-	-
Total shareholders' equity	124,294	135,156	152,756

Total liabilities and shareholders' equity	1,627,028	1,669,008	1,835,049

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RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014

Net revenues	349,003	386,968	414,966
Cost of revenues	(312,338)	(335,733)	(370,917)
Gross profit (loss)	36,665	51,235	44,049
GP%	10.5%	13.2%	10.6%

Operating (expenses) income:
Sales and marketing	(21,843)	(23,338)	(23,125)
General and administrative	(13,736)	(16,051)	(20,202)
Research and development	(13,418)	(13,571)	(11,757)
Other operating income, net	2,812	(440)	2,333
Total operating expenses	(46,185)	(53,400)	(52,751)

Income (loss) from operations	(9,520)	(2,165)	(8,702)

Non-operating (expenses) income:
Interest income	932	1,172	1,271
Interest expense	(10,842)	(12,273)	(13,349)
Foreign exchange gain (loss)	(16,070)	(13,501)	1,481
Gain (loss) on derivatives, net	4,501	4,359	(1,376)
Investment gain on disposal of subsidiaries	-	4,895	2,615
Gains on repurchase of convertible bonds	11,648	7,048	-
Fair value change of warrant liability	158	4,672	1,050

Income (loss) before income tax, noncontrolling interests	(19,193)	(5,793)	(17,010)

Income tax (expense) benefit	1,165	(2,262)	2,419
Net income (loss)	(18,028)	(8,055)	(14,591)

Less: Net income (loss) attributed to noncontrolling interests	-	-	(4)
Net income (loss) attributed to holders of ordinary shares	(18,028)	(8,055)	(14,587)

Earnings per share
Basic	(0.09)	(0.04)	(0.07)
Diluted	(0.09)	(0.04)	(0.07)

Earnings per ADS
Basic	(0.18)	(0.08)	(0.14)
Diluted	(0.18)	(0.08)	(0.14)

Weighted average number of shares used in computing earnings per share
Basic	203,918,702	203,777,464	203,367,464
Diluted	203,918,702	203,777,464	203,367,464

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RENESOLA LTD

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2014

Net income (loss)	(18,028)	(18,028)	(14,591)
Other comprehensive income (loss)
Foreign exchange translation adjustment	6,171	(3,872)	(2,064)
Other comprehensive income (loss)	6,171	(3,872)	(2,064)

Comprehensive income (loss)	(11,857)	(21,900)	(16,655)
Less: comprehensive loss attributable to non-controlling interest	-	-	(4)
Comprehensive income (loss) attributable to Renesola	(11,857)	(21,900)	(16,651)

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RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Three Months Ended
	Mar 31, 2015	Mar 31, 2014

Cash flow from operating activities:
Net loss	(18,028)	(14,591)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	331	816
Depreciation and amortization	22,430	28,449
Amortization of deferred convertible bond issuances costs and premium	387	196
Allowance of doubtful receivables and advance to suppliers	383	3,627
Loss (gain) on derivatives	(4,501)	1,376
Fair value change of warrant liability	(158)	(1,050)
Share-based compensation	425	600
Loss on disposal of long-lived assets	(493)	440
Gain on disposal of land use right	-	(411)
Gain on disposal of subsidiaries	-	(2,615)
Gain on CB repurchase	(11,648)	-

Changes in assets and liabilities:
Accounts receivables	(6,921)	24,479
Inventories	52,526	(21,772)
Project assets	(2,098)	886
Advances to suppliers	(23,833)	5,319
Amounts due from related parties	(170)	(4,297)
Value added tax recoverable	473	44
Prepaid expenses and other current assets	(2,245)	949
Prepaid land use rights	(742)	1,324
Accounts payable	21,510	(106,786)
Advances from customers	(27,133)	(32,973)
Income tax payable	99	(2,654)
Other current liabilities	(9,510)	9,902
Other long-term liabilities	(380)	(3,049)
Other long-term assets	(239)	-
Accrued warranty cost	2,520	2,367
Deferred taxes assets	(2,011)	(2,829)
Net cash provided by (used in) operating activities	(9,026)	(112,253)

Cash flow from investing activities:
Purchases of property, plant and equipment	(387)	(35,876)
Advances for purchases of property, plant and equipment	(1,241)	(1,188)
Cash received from government subsidy	-	12,010
Proceeds from disposal of property, plant and equipment	23	27
Changes in restricted cash	(58,197)	94,775
Net cash received (paid) on settlement of derivatives	4,371	(371)
Proceeds from disposal of subsidiaries	-	14,765
Net cash provided by (used in) investing activities	(55,431)	84,142

Cash flow from financing activities:
Proceeds from bank borrowings	265,599	249,143
Repayment of related party	(4,072)	-
Repayment of bank borrowings	(236,907)	(249,960)
Proceeds from exercise of stock options	1,625	-
Paid for CB repurchase	(20,059)	-
Net cash provided by (used in) financing activities	6,186	(817)

Effect of exchange rate changes	6,280	(5,185)

Net increase (decrease) in cash and cash equivalents	(51,991)	(34,113)
Cash and cash equivalents, beginning of year	99,848	86,773
Cash and cash equivalents, end of year	47,857	52,660

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: June 3, 2015

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